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                              [Credence Letterhead]

                                                                December 1, 2000


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC 20549


         RE:      REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-39387)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Credence Systems Corporation (the "Company") respectfully requests that the Commission withdraw the Company's Registration Statement on Form S-3 (File No. 333-39387) which was originally filed on November 4, 1997 (the "Registration Statement"). The Registration Statement was filed in order to register convertible subordinated notes and, upon conversion, underlying shares of the Company's common stock.

         The Company is requesting the withdrawal of the Registration Statement because, pursuant to the terms of the Registration Rights Agreement between the Company and Smith Barney Inc., the Company's obligation to maintain the effectiveness of the Registration Statement has expired.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon request of Registrant, the Commission consenting thereto."

         If you have any questions or require further information, please do not hesitate to contact Evan B. Sloves of Brobeck, Phleger & Harrison LLP at (650) 812-2419.

                                                     Sincerely,

                                                      /s/ WARREN T. LAZAROW
                                                     ------------------------
                                                          Warren T. Lazarow
                                                          Assistant Secretary